Exhibit 21.1

HighPeak Energy, Inc.

Subsidiaries of Registrant

As of December 31, 2020

Name of Subsidiary	Jurisdiction of Incorporation

HighPeak Energy Acquisition Corp.	Delaware
HighPeak Energy Employees, Inc.	Delaware
HighPeak Energy Holdings, LLC	Delaware
HighPeak Energy Assets, LLC	Delaware